                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                        PennCorp Financial Group, Inc.
     --------------------------------------------------------------------
                               (Name of Issuer)

                      $3.375 Convertible Preferred Stock
                       $3.50 Convertible Preferred Stock
                -----------------------------------------------
                        (Title of Class of Securities)

                                   708094206
                    ---------------------------------------
                                (CUSIP Number)

                                                   Copy to:
   Paul Chute                                      James Learner
   Brown's Dock, L.L.C.                            Kirkland & Ellis
   56 Prospect St.                                 200 E. Randolph Drive
   Hartford, Connecticut 06115                     Chicago, Illinois 60601
   (860) 403-5594                                  (312) 861-2000

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                              September 30, 1998
               -------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

                               Page 1 of 22 Pages

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 708094206                                      PAGE 2 OF 22 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    Brown's Dock, L.L.C.


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    Not Applicable

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    0
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    1,346,600 shares of $3.375 Convertible Preferred
                          Stock 224,800 shares of $3.50 Series II Prefered
     OWNED BY             Stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    0
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   1,346,600 shares of $3.375 Convertible Preferred
                          Stock 224,800 shares of $3.50 Series II Prefered
                          Stock
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,346,600 shares of $3.375 Convertible Preferred Stock (per share convertible into 2.2124 shares of Common Stock) and 224,800 shares of $3.50 Series II Preferred Stock (per share convertible in 1.4326 shares of Common Stock) = 3,301,266.32 shares of common stock equivalents (See Item
      5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    9.89% of Common Stock and common stock equivalents

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    00

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 708094206                                      PAGE 3 OF 22 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON

 1    Phoenix Home Life Mutual Insurance Company

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*

 4    Not Applicable

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION

 6    New York

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,346,600 shares of $3.375 Convertible Preferred Stock
     OWNED BY             224,800 shares of $3.50 Series II Preferred Stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER

       WITH          10   1,346,600 shares of $3.375 Convertible Preferred Stock
                          224,800 shares of $3.50 Series II Preferred Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11 1,346,600 shares of $3.375 Convertible Preferred Stock (per share convertible into 2.2124 shares of Common Stock) and 224,800 shares of $3.50 Series II Preferred Stock (per share convertible in 1.4326 shares of Common Stock) = 3,301,266.32 shares of common stock equivalents (See Item
      5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.89% of Common Stock and common stock equivalents
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IC
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 7080924206                                     PAGE 4 OF 22 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON

 1    Phoenix Investment Partners, Ltd.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,346,600 shares of $3.375 Convertible Preferred Stock
     OWNED BY             224,800 shares of $3.50 Series II Preferred Stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER

       WITH          10   1,346,600 shares of $3.375 Convertible Preferred Stock
                          224,800 shares of $3.50 Series II Preferred Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11    1,346,600 shares of $3.375 Convertible Preferred Stock (per share convertible into 2.2124 shares of Common Stock) and 224,800 shares of $3.50 Series II Preferred Stock (per share convertible in 1.4326 shares of Common Stock) = 3,301,266.32 shares of common stock equivalents (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.89% of Common Stock and common stock equivalents
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      1A
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 708094206                                       PAGE 5 OF 22 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    Inverness Management Fund I LLC


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [x]
                                                                (b) [ ]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,346,600 shares of $3.375 Convertible Preferred Stock
     OWNED BY             224,800 shares of $3.50 Series II Preferred Stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,346,600 shares of $3.375 Convertible Preferred Stock 224,800 shares of $3.50 Series II Preferred Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,346,600 shares of $3.375 Convertible Preferred Stock (per share convertible into 2.2124 shares of Common Stock) and 224,800 shares of $3.50 Series II Preferred Stock (per share convertible in 1.4326 shares of Common Stock) = 3,301,266.32 shares of common stock equivalents (See Item
      5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.89% of Common Stock and common stock equivalents
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      00
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 708094206                                       PAGE 6 OF 22 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    WMD LLC


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [x]
                                                                (b) [ ]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,346,600 shares of $3.375 Convertible Preferred Stock
     OWNED BY             224,800 shares of $3.50 Series II Preferred Stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,346,600 shares of $3.375 Convertible Preferred Stock 224,800 shares of $3.50 Series II Preferred Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,346,600 shares of $3.375 Convertible Preferred Stock (per share convertible into 2.2124 shares of Common Stock) and 224,800 shares of $3.50 Series II Preferred Stock (per share convertible in 1.4326 shares of Common Stock) = 3,301,266.32 shares of common stock equivalents (See Item
      5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.89% of Common Stock and common stock equivalents
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      00
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 708094206                                       PAGE 7 OF 22 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    J.C. Comis LLC


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [x]
                                                                (b) [ ]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,346,600 shares of $3.375 Convertible Preferred Stock
     OWNED BY             224,800 shares of $3.50 Series II Preferred Stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,346,600 shares of $3.375 Convertible Preferred Stock 224,800 shares of $3.50 Series II Preferred Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,346,600 shares of $3.375 Convertible Preferred Stock (per share convertible into 2.2124 shares of Common Stock) and 224,800 shares of $3.50 Series II Preferred Stock (per share convertible in 1.4326 shares of Common Stock) = 3,301,266.32 shares of common stock equivalents (See Item
      5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.89% of Common Stock and common stock equivalents
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      00
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 708094206                                       PAGE 8 OF 22 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    W. McComb Dunwoody


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [x]
                                                                (b) [ ]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,346,600 shares of $3.375 Convertible Preferred Stock
     OWNED BY             224,800 shares of $3.50 Series II Preferred Stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,346,600 shares of $3.375 Convertible Preferred Stock 224,800 shares of $3.50 Series II Preferred Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,346,600 shares of $3.375 Convertible Preferred Stock (per share convertible into 2.2124 shares of Common Stock) and 224,800 shares of $3.50 Series II Preferred Stock (per share convertible in 1.4326 shares of Common Stock) = 3,301,266.32 shares of common stock equivalents (See Item
      5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.89% of Common Stock and common stock equivalents
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      00
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 708094206                                       PAGE 9 OF 22 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    James C. Comis, III


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [x]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,346,600 shares of $3.375 Convertible Preferred Stock
     OWNED BY             224,800 shares of $3.50 Series II Preferred Stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,346,600 shares of $3.375 Convertible Preferred Stock 224,800 shares of $3.50 Series II Preferred Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,346,600 shares of $3.375 Convertible Preferred Stock (per share convertible into 2.2124 shares of Common Stock) and 224,800 shares of $3.50 Series II Preferred Stock (per share convertible in 1.4326 shares of Common Stock = 3,301,266.32 shares of common stock equivalents (See Item
      5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.89% of Common Stock and common stock equivalents
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 708094206                                       PAGE 10 OF 22 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    Inverness/Phoenix Partners LP


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [x]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,346,600 shares of $3.375 Convertible Preferred Stock
     OWNED BY             224,800 shares of $3.50 Series II Preferred Stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,346,600 shares of $3.375 Convertible Preferred Stock 224,800 shares of $3.50 Series II Preferred Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,346,600 shares of $3.375 Convertible Preferred Stock (per share convertible into 2.2124 shares of Common Stock) and 224,800 shares of $3.50 Series II Preferred Stock (per share convertible in 1.4326 shares of Common Stock) = 3,301,266.32 shares of common stock equivalents (See Item
      5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.89% of Common Stock and common stock equivalents
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 708094206                                      PAGE 11 OF 22 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    Executive Capital Partners I LP


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [x]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,346,600 shares of $3.375 Convertible Preferred Stock
     OWNED BY             224,800 shares of $3.50 Series II Preferred Stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,346,600 shares of $3.375 Convertible Preferred Stock 224,800 shares of $3.50 Series II Preferred Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,346,600 shares of $3.375 Convertible Preferred Stock (per share convertible into 2.2124 shares of Common Stock) and 224,800 shares of $3.50 Series II Preferred Stock (per share convertible in 1.4326 shares of Common Stock = 3,301,266.32 shares of common stock equivalents (See Item
      5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.89% of Common Stock and common stock equivalents
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 708094206                                      PAGE 12 OF 22 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    Inverness/Phoenix Capital LLC


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [x]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,346,600 shares of $3.375 Convertible Preferred Stock
     OWNED BY             224,800 shares of $3.50 Series II Preferred Stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,346,600 shares of $3.375 Convertible Preferred Stock 224,800 shares of $3.50 Series II Preferred Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,346,600 shares of $3.375 Convertible Preferred Stock (per share convertible into 2.2124 shares of Common Stock) and 224,800 shares of $3.50 Series II Preferred Stock (per share convertible in 1.4326 shares of Common Stock) = 3,301,266.32 shares of common stock equivalents (See Item
      5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.89% of Common Stock and common stock equivalents
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 708094206                                      PAGE 13 OF 22 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    DCPM Holdings, Inc.


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [x]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Illinois
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,346,600 shares of $3.375 Convertible Preferred Stock
     OWNED BY             224,800 shares of $3.50 Series II Preferred Stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,346,600 shares of $3.375 Convertible Preferred Stock 224,800 shares of $3.50 Series II Preferred Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,346,600 shares of $3.375 Convertible Preferred Stock (per share convertible into 2.2124 shares of Common Stock) and 224,800 shares of $3.50 Series II Preferred Stock (per share convertible in 1.4326 shares of Common Stock = 3,301,266.32 shares of common stock equivalents (See Item
      5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.89% of Common Stock and common stock equivalents
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                               (Amendment No. 1)


     This Amendment No. 1 amends and supplements the statements on Schedule 13D of (i) Brown's Dock, L.L.C., (ii) Phoenix Home Life Mutual Insurance Company,
(iii) Phoenix Investment Partners, Ltd., (iv) Inverness Management Fund I LLC,
(v) WMD LLC, (vi) W. McComb Dunwoody, (vii) J.C. Comis LLC, and (viii) James C. Comis III, dated September 9, 1998 (the "Statement"). This Amendment No.1 is being filed in connection with (i) the acquisition by the Buyer of an additional 83,700 shares of Preferred Stock in open market transactions, (ii) the acquisition by Inverness/Phoenix Partners LP, a Delaware limited partnership (the "Fund") and Executive Capital Partners I LP, a Delaware limited partnership (the "Executive Fund") of 389,700 shares of Preferred Stock and 224,800 shares of the Issuer's $3.50 Series II Convertible Preferred Stock (the "Series II Preferred") in open market transactions, and (iii) the acquisition by the Fund and the Executive Fund of 426,600 shares of Preferred Stock from the Buyer, Comis, Dunwoody, trusts controlled by Dunwoody and children of Dunwoody. For purposes hereof, with respect to references to shares of stock owned by the Fund and the Executive Fund, 96.796% of such shares are owned by the Fund and 3.204% of such shares are owned by the Executive Fund.

     Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Statement. Except as expressly set forth in this Amendment No. 1, there have been no material changes in the information contained in the Statement.

Item 1.    Security and Issuer.
           -------------------

     The information set forth in Item 1 of the Statement is hereby amended and supplemented as follows:

     This Statement relates to the Issuer's $3.375 Convertible Preferred Stock (the "Preferred Stock") and the Issuer's $3.50 Series II Convertible Preferred Stock (the "Series II Preferred") each convertible into the Issuer's common stock, par value $.01 (the "Common Stock"). Each share of Preferred Stock converts into 2.2124 shares of Common Stock and each share of Series II Preferred converts into 1.4326 shares of Common Stock.

Item 2.  Identity and Background
         -----------------------

     The information set forth in Item 1 of the Statement is hereby amended and supplemented as follows:

     This Statement is being filed by each of the following persons pursuant to Rule 13d-1(f) promulgated by the Commission pursuant to Section 13 of the Exchange Act: (i) the Buyer, by virtue of its direct beneficial ownership of shares of Preferred Stock covered by this Statement; (ii) the Fund, by virtue of its direct beneficial ownership of shares of Preferred Stock and Series II Preferred

                              Page 14 of 22 Pages
covered by this Statement; (iii) the Executive Fund, by virtue of its direct beneficial ownership of shares of Preferred Stock and Series II Preferred covered by this Statement; (iv) Inverness/Phoenix Capital LLC, a Delaware limited liability company (the "General Partner"), by virtue of its being the general partner of the Fund and its being general partner of the Executive Fund;
(v) DCPM Holdings, Inc., an Illinois corporation ("DCPM"), by virtue of its being a member of the General Partner; (vi) Phoenix, by virtue of its being a member of the Buyer; (vii) PXP, by virtue of its being a member of Buyer and its ownership of all of the outstanding common stock of DCPM; (viii) Inverness, by virtue of its being a member of Buyer and its being a member of the General Partner; (ix) WMD, by virtue of its being a controlling member of Inverness, (x) Dunwoody, by virtue of his being a controlling member of WMD; (xi) JCC, by virtue of its being a controlling member of Inverness; and (xii) Comis, by virtue of his being a controlling member of JCC. The Buyer, the Fund, the Executive Fund, DCPM, Phoenix, PXP, Inverness, WMD, JCC, Dunwoody and Comis are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons." The Reporting Persons constitute a "group" for purposes of Section 13(d)(3) of the Act.

     Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person. By their signature on this Amendment, each of the Reporting Persons agrees that this Amendment is filed on behalf of such Reporting Person.

     Certain information required by this Item 2 concerning the directors and executive officers of DCPM is set forth on Schedule A attached hereto, which is incorporated herein by reference.

     The principal business of the Fund, the Executive Fund and the General Partner is to make investments in common and preferred stock and other interests in business organizations, domestic or foreign, with the principal objective of appreciation of capital invested. The address of the principal business and principal office of each of the Fund, the Executive Fund and the General Partner is c/o Inverness Management LLC, 660 Steamboat Road, Greenwich, Connecticut 06830.

     DCPM, formerly known as Duff & Phelps Capital Markets, Inc., is a wholly-owned subsidiary of PXP and its sole asset and interest is the Fund. The address of the principal business and principal office of DCPM is 56 Prospect St., Hartford, Connecticut 06115.

     During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

                              Page 15 of 22 Pages

Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

The information set forth in Item 3 of the Statement is hereby amended and supplemented as follows:

     The Buyer has acquired an additional 83,700 shares of Preferred Stock in open market transactions for a net investment cost of $1,254,772. The Buyer utilized funds from additional capital contributions made by Phoenix and PXP.

     The Fund and the Executive Fund have acquired 389,700 shares of Preferred Stock and 224,800 shares of Series II Preferred in open market transactions, 96.796% of which are owned by the Fund and 3.204% of which are owned by the Executive Fund. The net investment cost of these shares was $7,900,664. Each of the Fund and the Executive Fund utilized internal funds.

     The Buyer, Comis, Dunwoody, a trust controlled by Dunwoody and children of Dunwoody sold an aggregate of 426,600 shares of Preferred Stock to the Fund and the Executive Fund pursuant to a Purchase Agreement, dated as of October 9, 1998 (the "Purchase Agreement"), 96.796% of which were acquired by the Fund and 3.204% of which were acquired by the Executive Fund. The aggregate purchase price for the shares sold under the Purchase Agreement was $5,490,342.

     A copy of the Purchase Agreement is attached hereto as Exhibit C and is incorporated by reference.

Item 5.       Interest in Securities of the Issuer.
              ------------------------------------

The information set forth in Item 5 of the Statement is hereby amended and supplemented as follows:

     At the close of business on October 9, 1998, (i) the Buyer had direct beneficial ownership of 530,300 shares of Preferred Stock, which, when converted into Common Stock would result in ownership of 1,173,235.72 shares of Common Stock and (ii) the Fund and the Executive Fund had direct beneficial ownership of (a) 816,300 shares of Preferred Stock, which when converted into Common Stock would result in ownership of 1,805,982.12 shares Common Stock and (b) 224,800 shares of Series II Preferred, which, when converted into Common Stock would result in ownership of 322,048.48 shares of Common Stock.

     The Reporting Persons constitute a "group" for purposes of Section 13(d)(3) of the Act, and therefore, each Reporting Person is deemed to have beneficial ownership of 3,301,266.32 shares of Common Stock (the "Shares") and such ownership would represent 9.89% of the Common Stock and common stock equivalents issued and outstanding as of October 8, 1998.

                              Page 16 of 22 Pages

     All such ownership percentages of the Common Stock reported herein are based on the representation of the Issuer to the Reporting Persons that, as of August 11, 1998, there were 30,064,070 shares of Common Stock issued and outstanding, and reported herein to the best knowledge and belief of the Reporting Persons.

     The following table sets forth the transactions effected by the Buyer in the Preferred Stock during the past 60 days. Each of the transactions set forth below reflects an acquisition effected by open market transactions. The price per share includes commissions, if any.


Purchase Date    Purchase Price Per Share  Number of Shares
---------------  ------------------------  ----------------
  9/11/98              $14.782                   20,700
  9/14/98              $15.060                   63,000

     The following table sets forth the transactions effected by the Fund and the Executive Fund in the Preferred Stock during the past 60 days. Each of the transactions set forth below reflects an acquisition or sale effected by open market transactions. The price per share includes commissions, if any.




                                        Number of Shares
Purchase/Sale Date    Price Per Share   Purchased (Sold)
------------------    ---------------   -----------------
     9/29/98              $11.935            212,600
     9/30/98              $11.935             (1,000)
     10/1/98              $13.060             25,000
     10/2/98              $12.975              9,300
     10/5/98              $12.660             25,000
     10/6/98              $12.905             15,000
     10/7/98              $12.840             43,800
     10/8/98              $12.998             60,000

     The following table sets forth the transactions effected by the Fund and the Executive Fund in the Series II Preferred during the past 60 days. Each of the transactions set forth below reflects an acquisition effected by open market transactions. The price per share includes commissions, if any.

                              Page 17 of 22 Pages

Purchase Date    Purchase Price Per Share  Number of Shares
---------------  ------------------------  ----------------
  9/30/98                 $ 9.530              120,000
  10/1/98                 $10.030               49,800
  10/2/98                 $10.030               15,000
  10/8/98                 $ 9.780               40,000

     No person other than the Buyer, the Fund or the Reporting Persons has the right to receive or the power to direct the receipt of dividends from the proceeds from the sale of the Shares.

     In addition to the forgoing, the Fund and the Executive Fund acquired 426,600 shares of Preferred Stock pursuant to the Purchase Agreement.

Item 7.        Materials to be Filed as Exhibits.
               ---------------------------------

          Exhibit C:     Purchase Agreement, dated as of October 9, 1998, by and
                         among the Buyer, Comis, Dunwoody, certain other sellers and the Fund and the Executive Fund.

          Exhibit D:     Agreement of Joint Filing, dated as of October 9, 1998,
                         among Buyer, the Fund, the Executive Fund, DCPM,
                         Phoenix, PXP, Inverness, WMD, JCC, Dunwoody and Comis.

                              Page 18 of 22 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 9, 1998

                         BROWN'S DOCK, L.L.C.


                         By:         /s/ James C. Comis III
                              ------------------------------------
                         Print Name: James C. Comis III
                         Its:  Managing Director

                         INVERNESS/PHOENIX PARTNERS LP

                              By:  Inverness/Phoenix Capital LLC,
                              Its:   General Partner

                              By:  Inverness Management Fund I LLC
                              Its:   Managing Member

                              By:  WMD LLC
                              Its:  General Partner

                              By:      /s/ W. McComb Dunwoody
                                   -------------------------------
                              Print Name: W. McComb Dunwoody
                              Its: Managing Member


                         EXECUTIVE CAPITAL PARTNERS I LP

                              By:  Inverness/Phoenix Capital LLC,
                              Its:   General Partner

                              By:  Inverness Management Fund I LLC
                              Its:   Managing Member

                              By:  WMD LLC
                              Its:  General Partner

                              By:      /s/ W. McComb Dunwoody
                                   -------------------------------
                              Print Name: W. McComb Dunwoody
                              Its: Managing Member

                              Page 19 of 22 Pages

                         INVERNESS/PHOENIX CAPITAL LLC

                              By:  Inverness Management Fund I LLC
                              Its:   Managing Member

                              By:  WMD LLC
                              Its:  General Partner

                              By:      /s/ W. McComb Dunwoody
                                   -------------------------------
                              Print Name: W. McComb Dunwoody
                              Its: Managing Member


                         DCPM HOLDINGS, INC.

                         By:      /s/ Paul Chute
                                ----------------------------------
                         Print Name: Paul Chute
                         Its: Vice-President


                         PHOENIX HOME LIFE MUTUAL
                         INSURANCE COMPANY

                         By:      /s/ Christopher Wilkos
                             -------------------------------------
                         Print Name:  Christopher Wilkos
                         Its: Vice-President


                         PHOENIX INVESTMENT PARTNERS, LTD.

                         By:       /s/ Michael E. Haylon
                              -------------------------------------
                         Print Name: Michael E. Haylon
                         Its:  Executive Vice-President


                         INVERNESS MANAGEMENT FUND I LLC

                              By:  WMD LLC, its General Partner

                              By:      /s/ W. McComb Dunwoody
                                   -------------------------------
                              Print Name: W. McComb Dunwoody
                              Its: Managing Member


                              Page 20 of 22 Pages

                                       WMD LLC

                                            By:   /s/ W. McComb Dunwoody
                                                --------------------------------
                                            Print Name: W. McComb Dunwoody
                                            Its: Managing Member



                                       J.C. COMIS LLC

                                            By:   /s/ James C. Comis III
                                                --------------------------------
                                            Print Name:  James C. Comis III
                                            Its: Managing Member


                                         /s/ W. McComb Dunwoody
                                       -------------------------------
                                       W. McComb Dunwoody



                                         /s/ James C. Comis III
                                       -------------------------------
                                       James C. Comis III



                              Page 21 of 22 Pages

                                   SCHEDULE A
                                   ----------

          The following table sets forth the names, addresses and principal occupations of the directors and executive officers of DCPM Holdings, Inc. ("DCPM"). Each such person is a citizen of the United States.


                                   DIRECTORS
                                   ---------

---------------------------------------------------------------------------
      NAME                   ADDRESS             PRINCIPAL OCCUPATION
      ----                   -------             --------------------
---------------------------------------------------------------------------
Phil McLoughlin    56 Prospect St.,              Executive Officer, Phoenix
                   Hartford, Connecticut  06115  Investment Partners, Ltd.
---------------------------------------------------------------------------


                                    OFFICERS
                                    --------

-------------------------------------------------------------------------------
      NAME                   ADDRESS                PRINCIPAL OCCUPATION
      ----                   -------                --------------------
-------------------------------------------------------------------------------
Phil McLoughlin    56 Prospect St.,                 President
                   Hartford, Connecticut 06115
-------------------------------------------------------------------------------
Bill Moyer         56 Prospect St.,                 Senior Vice-President
                   Hartford, Connecticut 06115
-------------------------------------------------------------------------------
Paul Chute         56 Prospect St.,                 Vice-President, Counsel and
                   Hartford, Connecticut 06115      Secretary
-------------------------------------------------------------------------------

                              Page 22 of 22 Pages